Investor Update

November 2013

MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management team investing in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 10/31/13

Ticker: MUNDX

CUSIP: 62613P202

Holdings: 27

2012 Turnover: 29%

Net Assets: $19.3 mil

Total Expense Ratio: 1.50% *No sales loads or distribution fees*

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

*"EMC's Strategy"

Mundoval's Investment Head is in the Cloud

Websites, pictures, video, apps, sales records, public records, social media, education, ebooks, email...digital data volumes are predicted to increase 44 times by 2020.* Where and how will all that information be stored? Enter EMC.

EMC is a technology company that helps companies move to the cloud- cloud computing gives businesses and institutions non-local, off-site data storage that is accessible from any place at anytime via the internet.

Top Reasons to Own EMC:

1. Customer Diversity: EMC serves a variety of businesses from start-ups to fortune 500 companies. EMC clients operate in every industry around the world, in the public and private sectors.

2. Commited to Out-Competing: EMC spends big on research and development to keep a leg up on their competition. According to Motley Fool, EMC spent $2.4 billion on R&D last year, while its next two largest competitors spent $1.8 billion combined.

3. Steady Track Record: EMC has increased free cash flow from $1.1 billion in 2003 to

* EMC's Strategy,
http://www.emc.com/about/investor-relations/index-earnings.htm

over $5 billion last year with operating margins over 60%.

4. Bright Future: Research from IDC predicts that 200 billion devices will be connected to the internet by the end of the decade. As more businesses and enterprises are accessed through the internet, EMC is in position to help their clients manage and secure their online presence, to control costs by moving to the cloud, and to help clients use their digital data to make better operating decisions.

5. A Solid Value: We are attracted to EMC's history of generating cash and their comittment to widening their competitive moats with heavy R&D. Further, EMC increased their stock repurchase program from $1 billion in 2013 to $6 billion over the next 3 years.

EMC is a well-established industry leading business with what we feel is a promising future for the long-term investor.

Tel: (858) 454-4837
Email: info@mundoval.com